UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

zulily, inc.

(Name of Subject Company)

zulily, inc.

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share

Class B Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Class A Common Stock - 989774104

Class B Common Stock - 989774203

(CUSIP Number of Class of Securities)

Deirdre Runnette

General Counsel

zulily, inc.

2601 Elliott Avenue, Suite 200

Seattle, Washington 98121

(877) 779-5614

With copies to:

Keith A. Flaum

James R. Griffin

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

(650) 802-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by zulily, inc. (the “Company”) with the SEC on September 1, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the exchange offer (the “Offer”) by Mocha Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect, wholly owned subsidiary of Liberty Interactive Corporation, a Delaware corporation (“Liberty Interactive”), to exchange all of the Company’s Class A common stock, par value of $0.0001 per share (the “Class A Common Stock”) and the Company’s Class B common stock, par value of $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Shares”). Pursuant to the Offer, Purchaser is offering to exchange for each outstanding Share:

•	$9.375 in cash, without interest and subject to any withholding of taxes required by applicable law, and

•	0.3098 of a share of Liberty Interactive’s Series A QVC Group Common Stock, par value $0.01 per share upon the terms and subject to the conditions set forth in the Offer to Exchange, dated as of September 1, 2015 (as amended or supplemented from time to time), and in the related letter of transmittal (as amended or supplemented from time to time).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting as the second paragraph of the subsection entitled “Certain Litigation” the disclosure set forth below:

Patrick Pisano and Karan Jugal, purported stockholders of the Company, filed putative class action complaints in the United States District Court for the Western District of Washington, on September 3, 2015 and September 9, 2015, respectively, against the Company, members of the Board, Liberty Interactive, Purchaser and Merger Sub 2 for violations of the Exchange Act relating to the filing of an allegedly materially incomplete and misleading Schedule 14D-9 with the SEC on September 1, 2015. The suits seek, among other things: (i) declaration as a class action; (ii) an order enjoining defendants from consummating the Offer; (iii) rescission of the proposed transaction, or any terms thereof, to the extent already implemented, or granting of rescissory damages; and (iv) an award of the costs and disbursements of the action, including reasonable attorneys’ and experts’ fees. The Company believes the allegations are without merit.

Item 9.	Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(B) the Exhibits as follows:

(a)(5)(C)	Complaint filed by Patrick Pisano in the United States District Court for the Western District of Washington, filed September 3, 2015 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO of Mocha Merger Sub, Inc., filed by Liberty Interactive Corporation and Mocha Merger Sub, Inc. with the Securities and Exchange Commission on September 10, 2015).

(a)(5)(D)	Complaint filed by Karan Jugal in the United States District Court for the Western District of Washington, filed September 9, 2015 (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO of Mocha Merger Sub, Inc., filed by Liberty Interactive Corporation and Mocha Merger Sub, Inc. with the Securities and Exchange Commission on September 11, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 11, 2015

zulily, inc.

By:	/s/ Darrell Cavens
Name:	Darrell Cavens
Title:	President and Chief Executive Officer

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